================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                      ----------------------------------

                                SCHEDULE 14D-9

               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934
                               (Amendment No. 4)

                      ----------------------------------

                          A.P. Green Industries, Inc.
                           (Name of Subject Company)

                          A.P. Green Industries, Inc.
                     (Name of Person(s) Filing Statement)

                            COMMON STOCK, PAR VALUE
                                $1.00 PER SHARE
                        (Title of Class of Securities)

                                   393059100
                     (CUSIP Number of Class of Securities)


                            MICHAEL B. COONEY, ESQ.
           Senior Vice President - Law/Administration and Secretary
                         A. P. Green Industries, Inc.
                                Green Boulevard
                            Mexico, Missouri  65265
                                (573) 473-3626

      (Name, address and telephone number of person authorized to receive notice and communication on behalf of the person(s) filing statement)

                                ---------------

                                With a Copy to:

                            ROBERT M. LAROSE, ESQ.
                                Thompson Coburn
                             One Mercantile Center
                           St. Louis, Missouri 63101
                                (314) 552-6000

================================================================================

     This Amendment No. 4 ("Amendment No. 4") amends and supplements the information set forth in the Solicitation/Recommendation Statement Pursuant to
Section 14(d)(4) of the Securities Exchange Act of 1934 on Schedule 14D-9 (the "Schedule 14D-9") filed by and mailed to the stockholders of A.P. Green Industries, Inc. (the "Company") on March 6, 1998, with respect to shares of Common Stock, par value $1.00 per share, of the Company, including the associated rights to purchase the Company's Series B Junior Participating Preferred Stock issued pursuant to the Rights Agreement, dated as of November 13, 1997, as amended by that certain First Amendment to Rights Agreement, dated as of March 5, 1998, between the Company and Harris Trust and Savings Bank, as Rights Agent. The Schedule 14D-9 was amended pursuant to an Amendment No. 1 to
Schedule 14D-9, dated March 10, 1998, an Amendment No. 2 to Schedule 14D-9, dated March 17, 1998, and an Amendment No. 3 to Schedule 14D-9, dated March 20, 1998. Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Schedule 14D-9, as amended.

Item 8.  Additional Information to be Furnished.

Item 8 is hereby amended and supplemented by adding thereto the following:

     On April 2, 1998, Purchaser issued a press release which announced the extension of the Offer to 5:00 p.m., EST, on April 17, 1998, unless further extended. Purchaser also announced that it had been advised by Harris Trust and Savings Bank, the Depositary for the Offer, that as of 5:00 p.m., EST, on Thursday, April 2, 1998, approximately 7.4 million shares of common stock of the Company had been validly tendered and not withdrawn, representing approximately 92% of the outstanding Common Stock of the Company. The foregoing description of the press release is qualified in its entirety by reference to a copy of the press release, which is attached hereto as Exhibit 8 and is incorporated by reference herein.

Item 9.  Material to be Filed as Exhibits.

Item 9 is hereby amended and supplemented by adding thereto the following:

     Exhibit 8     Press Release, dated April 2, 1998.

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 A. P. GREEN INDUSTRIES, INC.



                                 By:    /s/ Michael B. Cooney
                                        ---------------------
                                 Name:  Michael B. Cooney
                                 Title: Senior Vice President-Law/Administration
                                        and Secretary


Dated:  April 3, 1998

                                 Exhibit Index
                                 -------------



Exhibit 8     Press Release, dated April 2, 1998.